SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")

                           iQUEST NETWORKS INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   46264V 10 5
          ------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
          ------------------------------------------------------------
            (Date of Event which requires Filing of this Statement))


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     (   )     Rule  13d-1(b)

     (   )     Rule  13d-1(c)

     ( X )     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     EDWIN MOLINA

--------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
     (a)  (  )
     (b)  (  )
     NOT  APPLICABLE

--------------------------------------
(3)  SEC  USE  ONLY


--------------------------------------
(4)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     UNITED STATES

--------------------------------------
                     (5)  SOLE  VOTING  POWER
     NUMBER  OF
     SHARES               1,276,500  COMMON  SHARES
     BENEFICIALLY
     OWNED  BY
     EACH            (6)  SHARED  VOTING  POWER
     REPORTING            0
     PERSON
                     (7)  SOLE  DISPOSITIVE  POWER
                          1,276,500  COMMON  SHARES

                     (8)  SHARED  DISPOSITIVE  POWER
                          0

--------------------------------------
(9)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,276,500  COMMON  SHARES  (1)
--------------------------------------
(10) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  9 EXCLUDES CERTAIN SHARES*
     (   )     NOT  APPLICABLE
--------------------------------------
(11) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     12.6%     (See  response  to  Item  4).

--------------------------------------
(12) TYPE  OF  REPORTING  PERSON*

     IN

--------------------------------------
(1)  SEE  NOTE  1  OF  ITEM  4(A)  BELOW

Item  1(a)     Name  of  Issuer:

               iQUEST NETWORKS INC.

Item  1(b)     Address  of  Issuer's  Principal  Executive  Offices:

               83  HALLS  ROAD
               OLD  LYME,  CONNECTICUT  06371

Item  2(a)     Name  of  Person  Filing:

               EDWIN MOLINA

Item  2(b)     Address  of  Principal  Business  Office or, if None, Residence:

               83  HALLS  ROAD
               OLD  LYME,  CONNECTICUT  06371

Item  2(c)     Citizenship

               UNITED STATES

Item  2(d)     Title  of  Class  of  Securities:

               COMMON  SHARES,  NO  PAR  VALUE

Item  2(e)     CUSIP  Number:

               46264V 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer registered under Section 15 of the Act;

               (b)  [  ]  Bank  as  defined  in  Section  3(a)(6)  of  the  Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

               (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [  ]  Group,  in  accordance  with  Rule 13d-1(b)(1)(ii)(H).

                    NOT  APPLICABLE

Item  4.     Ownership.

             (a)  Amount  beneficially  owned:
                    1,276,500  COMMON  SHARES  (1)

                    THE REPORTING PERSON BENEFICIALLY OWNS IN THE AGGREGATE, 1,276,500 COMMON SHARES OF WHICH: 1,176,500 COMMON SHARES ARE CURRENTLY HELD, and 100,000 COMMON SHARES ARE ISSUABLE UPON THE EXERCISE OF SHARE PURCHASE WARRANTS, SUCH WARRANTS BEING FULLY VESTED AND EXERCISABLE AS OF THE DATE OF THIS FILING.

                    EACH COMMON SHARE ENTITLES THE HOLDER TO ONE VOTE PER SHARE.

             (b)  Percent  of  class:  12.6%

             (c)  Number  of  shares  as  to  which  such  person  has:

                    (i)  Sole  power  to  vote  or  to  direct  the  vote:
                         1,276,500  COMMON  SHARES

                   (ii)  Shared  power  to  vote  or  to  direct  the  vote:
                         0

                   (iii) Sole power to dispose or to direct the disposition of:
                         1,276,500  COMMON  SHARES

                   (iv)  Shared  power  to dispose or to direct the disposition of:
                         0

Item  5.     Ownership  of  Five  Percent  or  Less  of  a  Class.

             NOT  APPLICABLE

Item  6.     Ownership  of  More  than Five Percent on Behalf of Another Person.

             NOT  APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             NOT  APPLICABLE

Item  8.     Identification  and  Classification  of  Members  of  the  Group.

             NOT  APPLICABLE

Item  9.     Notice  of  Dissolution  of  Group.

             NOT  APPLICABLE

Item  10.    Certification.

             NOT  APPLICABLE


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 18, 2003
                                 --------------
                                      DATE


          /s/  Edwin Molina
          ------------------------------------------------------
          Signature